[K&L GATES LETTERHEAD]

K&L Gates LLP

State Street Financial Center

One Lincoln Street

Boston, MA 02111

Tel.: (617) 261-3246

Fax.: (617) 261-3175

January 26, 2012

VIA EDGAR

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	eUnits™ 2 Year U.S. Market Participation Trust: Upside to Cap / Buffered Downside
Registration Statement on Form N-2 (333- 163101; 811-22348)

Dear Sir or Madam:

Pursuant to Rule 497(h)(1) under the Securities Act of 1933 (the “Securities Act”), transmitted electronically with this letter, on behalf of eUnits™ 2 Year U.S. Market Participation Trust: Upside to Cap / Buffered Downside (the “Trust”), is the Trust’s prospectus and statement of additional information that disclose the information previously omitted from the documents filed as part of the Fund’s effective registration statement in reliance on Rule 430A under the Securities Act.

I may be contacted at (617) 261-3246.

Sincerely,

/s/Clair E. Pagnano

Clair E. Pagnano